January 7, 2010

Mr. Craig Wilson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Intersections Inc.

Form 10-K for the Year Ended December 31, 2008

Filed March 16, 2009

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Filed August 10, 2009

Form 8-K Filed August 11, 2009

File No. 0-50580

Dear Mr. Wilson:

We are writing in response to the telephonic discussion between Matthew Crispino, Staff Attorney, and Madalyn Behneman, Principal Financial Officer of Intersections Inc. (the “Company”), regarding the Commission’s request for further information as to whether the Company benchmarks any elements of executive compensation. We wish to advise the Commission’s staff that the Company hereby supplements its previous response to comment #8 of the comment letter dated September 11, 2009 as follows (all changes to the Company’s response dated October 13, 2009 are in capital letters):

The Company does not benchmark any of the elements of compensation for its executive officers against comparable companies. WE BELIEVE THERE IS A DISTINCTION BETWEEN BENCHMARKING AND USING SURVEYS AND OTHER DATA TO OBTAIN A GENERAL UNDERSTANDING ABOUT COMPENSATION PRACTICES. As noted on pages 8-10 of the Proxy Statement, in determining compensation levels FOR 2008 for our named executive officers, the Compensation Committee reviewed relevant market data about compensation for similar companies (revenue and industry) from public surveys and peer group proxies which were provided by Radford Surveys & Consulting as well as by the Company’s management. RADFORD SURVEYS IN TURN RELIED ON PUBLISHED SURVEYS FROM OTHER SOURCES. THE COMPENSATION COMMITTEE ALSO REVIEWED INFORMATION PROVIDED BY MANAGEMENT ON 21 COMPANIES INCLUDED IN THE FORBES LIST OF BEST SMALL COMPANIES, A LIST IN WHICH INTERSECTIONS ALSO WAS INCLUDED. IN DETERMINING COMPENSATION LEVELS FOR 2009, A CONSULTANT OF THE COMPANY DELIVERED A PRESENTATION ON RETENTION STRATEGIES TO THE CHIEF EXECUTIVE OFFICER, THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS.

The Compensation Committee reviewed this compensation information from SURVEYS OF other similar companies to obtain a general understanding of current compensation practices, which we do not believe is benchmarking under the staff’s guidance in Question 118.05 of the staff’s Compliance & Disclosure Interpretations of Regulation S-K. The Compensation Committee did not target the compensation of our executive officers at a specific percentile or range for total or individual compensation based upon other companies’ compensation arrangements. We will revise our disclosure in the future to explain that the Compensation Committee reviews information from SURVEYS OF other companies to obtain a general understanding of current compensation practices and to clarify that we do not engage in benchmarking. If, in the future, we engage in benchmarking as that term is defined in the staff’s guidance (INCLUDING IF WE USE SPECIFIC COMPANY DATA IN MAKING COMPENSATION DETERMINATIONS), we will disclose the required information.

* * * * *

In connection with the above, we hereby acknowledge that:

1.	Intersections is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	Intersections may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If, after review hereof, you should have additional questions or should need any additional information, please contact the undersigned at (direct) 703-488-1744.

Very truly yours,

/s/ Madalyn C. Behneman

Madalyn C. Behneman

Principal Financial Officer

cc:   Kari Jin, Staff Accountant

Matthew Crispino, Staff Attorney

Barbara Jacobs, Assistant Director

Todd Lenson, Stroock & Stroock & Lavan

Melinda Covert, Audit Partner